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                             May 13, 2024

       Troy Ignelzi
       Chief Financial Officer
       Rapport Therapeutics, Inc.
       1325 Boylston Street, Suite 401
       Boston, MA 02215

                                                        Re: Rapport
Therapeutics, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 29,
2024
                                                            CIK No. 0002012593

       Dear Troy Ignelzi:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       April 24, 2024 letter.

       Amendment No. 1 to Draft Registration Statement submitted April 29, 2024

       Introduction to RAP-219, page 4

   1. We note your revised disclosure on page 5 and elsewhere in response to prior comment
                                                        1. With reference to
the second full sentence on page 5, and with a view to clarified disclosure, please tell
us whether there is preclinical data demonstrating that RAP-219 has minimal or no
expression in the cerebellum, brainstem and other brain areas that are critical for normal
brain functions. In this regard, we note that the preclinical study presented on page 121
appears to have been conducted using a molecule that is not RAP-
                                                        219.
 Troy Ignelzi
FirstName  LastNameTroy
Rapport Therapeutics, Inc. Ignelzi
Comapany
May        NameRapport Therapeutics, Inc.
     13, 2024
May 13,
Page 2 2024 Page 2
FirstName LastName
RAP-219 Preclinical Studies, page 121

2. We note your revised disclosure in response to prior comment 7. Please revise to explain whether these other TARPy8 NAMS are third-party molecules or proprietary ones and why preclinical testing was conducted on these molecules and not on RAP-219. To the extent that any of the preclinical data presented relates to RAP-482, please identify the preclinical study and revise the disclosure on page 19 to discuss the reason(s) why RAP-
         482 received a full clinical hold from the FDA.
       Please contact Jenn Do at 202-551-3743 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact
Tamika Sheppard at 202-551-8346 or Joe McCann at 202-551-6262 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Justin Platt